FILED BY SUPERVALU INC.
                         PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 SUBJECT COMPANY: SUPERVALU INC., FILE #1-5418
                                                   REGISTRATION NO. 333-132397

FOR IMMEDIATE RELEASE


          SUPERVALU PROVIDES PRELIMINARY FISCAL 2007 EARNINGS GUIDANCE
                            FOR COMBINED OPERATIONS

MINNEAPOLIS, MAY 22, 2006 - SUPERVALU INC. (NYSE: SVU) announced today preliminary Fiscal 2007 earnings guidance reflecting the combined operations of SUPERVALU and the soon to be acquired premier properties of Albertsons. The acquisition is expected to close in early June pending successful shareholder votes by both Albertsons and SUPERVALU shareholders. The special shareholder meetings are scheduled for May 30.

Assuming the close of the acquisition in early June, Fiscal 2007 total sales are estimated in a range of approximately $37.4 billion to $ 38.0 billion. Diluted earnings per share guidance for Fiscal 2007 is estimated in a range of $2.17 to $2.44. Shares outstanding for the purposes of guidance assumes early  settlement  of  the  outstanding  Hybrid  Income  Term  Security  units
(HITS). Fiscal 2007 guidance includes estimates of pre-tax one-time transaction costs of approximately $99 to $116 million, or $0.30 to $0.35 per diluted share and the adoption of FAS 123R related to the stock option expensing of $0.06 to $0.08 per diluted share. Excluding the impact of one-time transaction costs and the adoption of FAS 123R, the estimated Fiscal 2007 earnings guidance range is $2.60 to $2.80 per diluted share. In addition, Fiscal 2007 guidance includes a charge of approximately $0.03 per diluted share related to the final disposals of the Pittsburgh corporate-owned stores. For purposes of guidance, upon closure of the acquisition that is expected to occur late in the first quarter, shares outstanding will increase to approximately 223 million shares, resulting in weighted average shares outstanding for the full fiscal year of approximately 202 million shares.

Fiscal 2007, which began February 26, 2006, will include the results of the acquired properties as of the acquisition date. With the anticipated early June close and the need to align fiscal calendars of the two companies, the first quarter of Fiscal 2007, which ends June 17, 2006, will not include any operating results from the acquired operations. However, first quarter results will include incurred one-time transaction costs,

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and for the time  period  from the date of the acquisition  through the quarter end, will include interest expense on the approximately $2.3 billion of the new credit facility, and the impact of shares issued to effect the acquisition. First quarter results will be released July 26.

Jeff Noddle, SUPERVALU chairman and CEO said, "Fiscal 2007 is a transformational year, where we will begin to see strength in the New SUPERVALU as our model reflects the power of our new retail organization and the benefit of a more profitable retail business mix. We anticipate a successful close of this acquisition in early June and the beginning of an exciting chapter for SUPERVALU. The newly named executive leadership is already engaged in the planning process across the company to ensure a great start. We look forward to sharing our progress as we move through the year. Our estimated one-time transaction costs remain at approximately $145 million pre-tax, heavily weighted to the first 2 years, and I remain confident we can deliver the $150 to $175 million in pretax synergies by the end of the third year."

Total one-time transaction costs of $145 million pretax which are heavily weighted in the first two years will be comprised of approximately $60 to $70 million for costs to implement synergy initiatives including consultant fees, $50 to $60 million for retention and severance costs, and $23 to $28 million for transfer taxes, filing fees and contract administration.

ABOUT SUPERVALU

Celebrating its 135th year of fresh thinking, SUPERVALU INC., a Fortune 500 company, is one of the largest companies in the United States grocery channel. With annual revenues of approximately $20 billion, SUPERVALU holds leading market share positions across the U.S. with its 1,381 retail grocery locations, including licensed Save-A-Lot locations. Through SUPERVALU's geographically diverse supply chain network, the company provides distribution and related logistics support services to grocery retailers across the nation. In addition, SUPERVALU's third-party logistics business provides end-to-end supply chain management solutions that deliver value for manufacturers, consumer products retailers and food service customers. SUPERVALU currently has approximately 50,000 employees. For more information about SUPERVALU visit HTTP://WWW.SUPERVALU.COM.

The company will conduct a conference call webcast today at 9:00 Central time. Participants may access the Web cast by visiting SUPERVALU's Web site at HTTP://WWW.SUPERVALU.COM. Go to About US, click on Financial Information, then click on Presentations and Webcasts. Those who are unable to participate in the live Webcast can access a telephone replay by dialing (630) 652-3041 with passcode 14732311. In addition, the call will be archived on SUPERVALU's Web site. To access the Web site replay, go to Financial Information and click on Presentations and Webcasts.

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CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE
OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

EXCEPT FOR THE HISTORICAL AND FACTUAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN THIS PRESS RELEASE, INCLUDING STATEMENTS AS TO THE EXPECTED BENEFITS OF THE ACQUISITION SUCH AS EFFICIENCIES, COST SAVINGS, MARKET PROFILE AND FINANCIAL STRENGTH, AND THE COMPETITIVE ABILITY AND POSITION OF THE COMBINED COMPANY, AND OTHER STATEMENTS IDENTIFIED BY WORDS SUCH AS "ESTIMATES," "EXPECTS," "PROJECTS," "PLANS," "ASSUMES", AND SIMILAR EXPRESSIONS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING REQUIRED APPROVALS BY SUPERVALU AND ALBERTSONS STOCKHOLDERS AND REGULATORY AGENCIES, THE TIMING OF SETTLEMENT OF THE OUTSTANDING HITS WHICH DEPENDS ON THE INDIVIDUAL INVESTMENT DECISION OF HOLDERS OF HITS, THE POSSIBILITY THAT THE ANTICIPATED BENEFITS FROM THE ACQUISITION CANNOT BE FULLY REALIZED OR MAY TAKE LONGER TO REALIZE THAN EXPECTED, THE POSSIBILITY THAT COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF ALBERTSONS OPERATIONS INTO SUPERVALU WILL BE GREATER THAN EXPECTED, THE IMPACT OF COMPETITION AND OTHER RISK FACTORS RELATING TO OUR INDUSTRY AS DETAILED FROM TIME TO TIME IN EACH OF SUPERVALU'S AND ALBERTSONS REPORTS FILED WITH THE SEC. THERE CAN BE NO ASSURANCE THAT THE PROPOSED ACQUISITION WILL IN FACT BE CONSUMMATED. YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE OF THIS PRESS RELEASE. UNLESS LEGALLY REQUIRED, SUPERVALU UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

ADDITIONAL INFORMATION
SUPERVALU AND ALBERTSON'S HAVE FILED A DEFINITIVE JOINT PROXY STATEMENT/ PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. YOU CAN OBTAIN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT SUPERVALU AND ALBERTSONS, FREE OF CHARGE, AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE FILINGS WITH THE SEC THAT WILL BE INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, FREE OF CHARGE, BY DIRECTING A REQUEST TO SUPERVALU INC., 11840 VALLEY VIEW ROAD, EDEN PRAIRIE, MINNESOTA, 55344, ATTENTION: CORPORATE SECRETARY, OR TO ALBERTSON'S, INC., 250 EAST PARKCENTER BOULEVARD, BOISE, IDAHO, 83706-3940, ATTENTION:
CORPORATE SECRETARY

THE RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS OF SUPERVALU AND ALBERTSON'S AND OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN RESPECT OF THE PROPOSED TRANSACTION. INFORMATION REGARDING SUPERVALU'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS PROXY STATEMENT FILED WITH THE SEC BY SUPERVALU ON MAY 12, 2005, AND INFORMATION REGARDING ALBERTSON'S DIRECTORS AND EXECUTIVE OFFICERS IS AVAILABLE IN ITS PROXY STATEMENT FILED WITH THE SEC BY ALBERTSONS ON MAY 6, 2005. OTHER INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS.

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                                     ###
CONTACTS:
Yolanda Scharton
Vice President Corporate Communications and Investor Relations
952-828-4540
YOLANDA.SCHARTON@SUPERVALU.COM

Haley Meyer - Media
952-828-4786
HALEY.MEYER@SUPERVALU.COM